CLS HOLDINGS USA, INC.

11767 South Dixie Highway, Suite 115

Miami, Florida 33156

May 27, 2022

Mr. Daniel Morris

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F Street, NE, Mail Stop 3561

Washington, D.C. 20549

Re:	CLS Holdings USA, Inc.
Registration Statement on Form S-1 (File No. 333-264214)

Dear Mr. Morris:

On behalf of CLS Holdings USA, Inc., in accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the Securities and Exchange Commission take appropriate steps to cause the above-referenced Registration Statement to be declared effective at 5:00 P.M., Eastern Time, on June 1, 2022, or as soon thereafter as is practicable.

Once the registration statement has been declared effective, please confirm that event with our counsel, Kathleen L. Deutsch of Nelson Mullins Riley & Scarborough LLP, by email at kathleen.deutsch@nelsonmullins.com or by telephone at (561) 366-5320.

Sincerely,

/s/ Jeffrey I. Binder
Jeffrey I. Binder
Chief Executive Officer